[Graham Packaging Company Inc. Letterhead]

January 19, 2010

Ms. Pamela Long

Mr. Dietrich King

Division of Corporation Finance

Mail Stop 4631

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Graham Packaging Company Inc.

Form S-1, Registration No. 333-163956

Dear Ms. Long and Mr. King:

We filed Amendment No. 1 to the above registration statement on January 15, 2010.

In order to facilitate the Staff’s review of the above registration statement, including the analysis of the matter referred to in comment 22 of your January 13, 2010 comment letter, we currently believe that the low end of the price range for shares of common stock will not be lower than $15.00 per share and that the high end of the range will not be higher than $17.00 per share, after giving effect to the 1,465.4874-for-1 stock split that we intend to effect prior to commencing the offering. Once finally determined, a bona fide estimated price range, as required by Item 501(c) of Regulation S-K, will, of course, be included in the preliminary prospectus provided to prospective investors.

Thank you for your consideration. If you have any questions regarding the foregoing, please address them to me at

(717) 505-6603.

Sincerely,

GRAHAM PACKAGING COMPANY INC.

By:	/s/ David W. Bullock
David W. Bullock
Chief Financial Officer